SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          WHITMAN EDUCATION GROUP, INC.
                          -----------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                   966524-10-0
                                   -----------
                                 (Cusip Number)

      Richard C. Pfenniger, Jr., 4400 Biscayne Boulevard, Miami, FL 33137
                                 (305) 575-6510
      -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 2003
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP No. 966524-10-0                                     13D    Page 2
----------------------                            ------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PHILLIP FROST, M.D.


-------- -----------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group   (a)    [x]
                                                            (b)    [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------- ----- ----------------------------------------------------
NUMBER OF             7     SOLE VOTING POWER
SHARES BENEFICIALLY                 412,500
OWNED BY EACH
REPORTING PERSON
WITH
                      ----- ----------------------------------------------------
                      8     SHARED VOTING POWER
                                    3,971,028
                      ----- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
                                    412,500
                      ----- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                    3,971,028
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,383,528
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.6%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

CUSIP No. 966524-10-0                                  13D       Page 3
---------------------------------------------     ------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FROST-NEVADA INVESTMENTS TRUST

         IRS I.D. #59-2749083

-------- -----------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group   (a)    [x]
                                                            (b)    [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or  2(e)          [ ]

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         FLORIDA
-------- -----------------------------------------------------------------------
--------------------- ----- ----------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES BENEFICIALLY                  0
OWNED BY EACH
REPORTING PERSON
WITH

--------------------- ----- ----------------------------------------------------
                        8     SHARED VOTING POWER
                                  3,971,028

--------------------- ----- ----------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      0

--------------------- ----- ----------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                    3,971,028

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,971,028
-------- -----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
-------- -----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.5%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 5 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (the "Corporation"), is filed by Phillip Frost, M.D. and Frost-Nevada Investments Trust (the "Trust") (collectively, the "Reporting Persons"), with respect to Common Stock, no par value (the "Shares") of Whitman Education Group, Inc. (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth below.

Item 2. Identity and Background.

     Item 2 is amended and restated in its entirety as follows:

     Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida
corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

     The Trust is a trust organized under the laws of the State of Florida. The Trust's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

     To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost is a citizen of the United States.


Item 5. Interest in Securities of the Issuer.

     Item 5 is amended in its entirety and restated as follows:

                                    Amount of Shares                Percentage
        Name                        Beneficially Owned                Class*
       ------                       -------------------             -----------
Phillip Frost, M.D.                 4,383,528                         29.6%

Frost-Nevada Investments Trust      3,971,028**                       27.5%

____________________________

* Based on 14,423,553 Shares outstanding on March 24, 2003, as confirmed by Issuer, and assumes for Dr. Frost the exercise by Dr. Frost of options to purchase 402,500 Shares.

** These Shares, previously held by the Partnership, are now held by the Trust, of which Dr. Frost is the sole trustee and the Partnership is the sole and exclusive beneficiary.

     None of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and restated as follows:

     On March 26, 2003, the Issuer entered into an Agreement and Plan of Merger by and among Career Education Corporation ("CEC"), a Delaware corporation, Marlin Acquisition Corp. ("Merger Sub"), a Florida corporation and wholly-owned subsidiary of CEC, and the Issuer, pursuant to which CEC will acquire the Issuer through the merger of the Issuer with and into Merger Sub (the "Merger"). In connection with the Merger, Dr. Frost, the Trust and certain other shareholders of the Issuer entered into a voting agreement (the "Voting Agreement") with CEC, a copy of which is attached hereto as Exhibit 2. In accordance with the Voting Agreement, Dr. Frost and the Trust have agreed to vote the Shares in support of the Merger and against any other transaction in accordance with the provisions of the Voting Agreement. Further, the terms of the Voting Agreement prohibit Dr. Frost and the Trust from selling, pledging or otherwise disposing of the Shares and any other Shares which they may later acquire during the term set forth in the Voting Agreement. The effect of the Voting Agreement is to increase the likelihood that the shareholders of the Issuer will approve the Merger Agreement and the Merger. There can be no assurances, however, that the shareholders of the Issuer will approve the Merger Agreement and the Merger, or that, if such approval is in fact, obtained, the Merger will be consummated. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the full agreement, a copy of which may be found as Exhibit 2 attached hereto.

     Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer.


Item 7. Material to be Filed as Exhibits.
       ----------------------------------
        1.  Joint Filing Agreement
        2.  Voting Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                                  /s/Phillip Frost, M.D.
                                                  ------------------------
Date: April 1, 2003                                  Phillip Frost, M.D.



                                                  FROST-NEVADA INVESTMENTS
                                                  TRUST

                                                  /s/Phillip Frost, M.D.
                                                  ------------------------
Date: April 1, 2003                                  Phillip Frost, M.D.
                                                     Trustee

                                    EXHIBIT 1

     The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the Common Stock of Whitman Education Group, Inc. is filed on behalf of each of us.


                                                  /s/Phillip Frost, M.D.
                                                  ------------------------
Date: April 1, 2003                                  Phillip Frost, M.D.



                                                  FROST-NEVADA INVESTMENTS
                                                  TRUST

                                                  /s/Phillip Frost, M.D.
                                                  ------------------------
Date: April 1, 2003                                  Phillip Frost, M.D.
                                                     Trustee

                                                   EXHIBIT 2
                                               VOTING AGREEMENT